UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Atour Lifestyle Holdings Limited
(Name of Issuer)
Class A ordinary shares, $0.00001 par value
(Title of Class of Securities)
04965M106
(CUSIP Number)
September 30, 2024
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 04965M106

1	NAME OF REPORTING PERSON OLP Capital Management Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 18,448,719 (1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 18,448,719 (1)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,448,719 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.44% (2)
12	TYPE OF REPORTING PERSON FI
(1) These 18,448,719 Class A ordinary shares, par value $0.00001 per share (the Ordinary Shares) of Atour Lifestyle Holdings Limited (the Issuer) are represented by 6,149,573 American Depositary Shares (ADSs), each ADS representing three (3) Ordinary Shares. (2) Based on 339,104,792 Ordinary Shares outstanding as of June 12, 2024, according to the 424B5 filed by the Issuer with the Securities and Exchange Commission (the SEC) on June 12, 2024.

CUSIP No.: 04965M106

1	NAME OF REPORTING PERSON Di Fan Shen I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 18,448,719 (1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 18,448,719 (1)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,448,719 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.44% (2)
12	TYPE OF REPORTING PERSON HC, IN
(1) These 18,448,719 Class A ordinary shares, par value $0.00001 per share (the Ordinary Shares) of Atour Lifestyle Holdings Limited (the Issuer) are represented by 6,149,573 American Depositary Shares (ADSs), each ADS representing three (3) Ordinary Shares. (2) Based on 339,104,792 Ordinary Shares outstanding as of June 12, 2024, according to the 424B5 filed by the Issuer with the Securities and Exchange Commission (the SEC) on June 12, 2024.

CUSIP No.: 04965M106

1	NAME OF REPORTING PERSON Richard Li I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 18,448,719 (1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 18,448,719 (1)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,448,719 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12	TYPE OF REPORTING PERSON HC, IN
(1) These 18,448,719 Class A ordinary shares, par value $0.00001 per share (the Ordinary Shares) of Atour Lifestyle Holdings Limited (the Issuer) are represented by 6,149,573 American Depositary Shares (ADSs), each ADS representing three (3) Ordinary Shares. (2) Based on 339,104,792 Ordinary Shares outstanding as of June 12, 2024, according to the 424B5 filed by the Issuer with the Securities and Exchange Commission (the SEC) on June 12, 2024.

CUSIP No.: 04965M106
ITEM 1(a).	NAME OF ISSUER: Atour Lifestyle Holdings Limited
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 1st floor, Wuzhong Building 618 Wuzhong Road, Minhang District, Shanghai Peoples Republic of China
ITEM 2(a).	NAME OF PERSON FILING:
This joint statement on SCHEDULE 13G/A is being filed by Richard Li, Di Fan Shen and OLP Capital Management Limited, a Hong Kong private company (OLP and, together with Mr. Li and Mr. Shen, the Reporting Persons).

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The business address of each of the Reporting Persons is Unit 2430, 24/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.
ITEM 2(c).	CITIZENSHIP: OLP is a private company organized under the laws of Hong Kong, and each of Mr. Li and Mr. Shen is a citizen of Canada.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Class A Ordinary Shares, par value $0.0001 per share (represented by American Depositary Share)
ITEM 2(e).	CUSIP NUMBER: 04965M106
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:
18,448,719
(b) Percent of class:
5.44%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
OLP Capital Management Limited : 18,448,719 Di Fan Shen : 18,448,719 Richard Li : 18,448,719
(ii) shared power to vote or to direct the vote:
OLP Capital Management Limited : Di Fan Shen : Richard Li :
(iii) sole power to dispose or direct the disposition of:
OLP Capital Management Limited : 18,448,719 Di Fan Shen : 18,448,719 Richard Li : 18,448,719
(iv) shared power to dispose or to direct the disposition of:
OLP Capital Management Limited : Di Fan Shen : Richard Li :
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 04965M106
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 14 2024	OLP Capital Management Limited By: /s/ Richard Li Name: Richard Li Title: Director
Richard Li By: /s/Richard Li Name: Richard Li Title:
Di Fan Shen By: /s/Di Fan Shen Name: Di Fan Shen Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).